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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of March 2001


                              DEUTSCHE TELEKOM AG

                (Translation of registrant's name into English)

                           Friedrich-Ebert-Allee 140
                                   53113 Bonn
                                    Germany

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X   Form 40-F
                                     ---           ---

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes       No X
                                     ---      ---
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     This Report on Form 6-K is incorporated by reference into the Registration
Statement on Form F-4 filed by Deutsche Telekom AG with the Securities and Exchange Commission on October 4, 2000 under Registration No. 333-47294, as amended.


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Deutsche Telekom logo                                      Deutsche Telekom logo

                                                                   March 3, 2001

DEAR STOCKHOLDERS OF VOICESTREAM AND POWERTEL:

     Set forth below is a description of some recent developments concerning Deutsche Telekom AG that we have previously disclosed and that we think you should consider in connection with the special meetings of stockholders of VoiceStream Wireless Corporation and Powertel, Inc. that are scheduled for March 13, 2001.

     1. On February 21, 2001, Deutsche Telekom announced that it had recently decided to pursue a new strategy to more aggressively dispose of a significant part of its real estate portfolio. As part of this process, Deutsche Telekom is engaging in a review of the value of its real estate portfolio and has decided to take a special write-down for its land values in an amount of Euro 2.0 billion before taxes in the fourth quarter of 2000, compared to a total real estate portfolio book value of Euro 17.2 billion. On an after tax basis this led to an adjustment of the company's preliminary announced profit of Euro 7.4 billion to Euro 5.9 billion for the full year 2000. This write-down had no cash effect or any effect on the continuing business operations. The adjustment concerns Deutsche Telekom's results under German accounting principles; the treatment of the adjustment under U.S. accounting principles remains to be determined.

     2. As previously reported, the Bonn Public Prosecutor has been conducting an investigation into allegations in the press and elsewhere asserting that the book values recorded by Deutsche Telekom for its real property portfolio have been improperly established and maintained under applicable accounting principles. Deutsche Telekom disputes these allegations. Deutsche Telekom nonetheless has been cooperating fully in the investigation and is interested in seeing it expeditiously resolved. Deutsche Telekom expects, but cannot be sure, that the adjustment described in the preceding paragraph will be helpful in resolving the investigation. Deutsche Telekom cannot offer assurances, however, as to the timing or outcome of the prosecutor's investigations. Deutsche Telekom believes that the investigation is being conducted with regard to certain individuals and is not directed against Deutsche Telekom itself. Adverse consequences for Deutsche Telekom could nonetheless follow if such individuals were found to have violated the law.

                                      Very truly yours,

                                      Dr. Karl-Gerhard Eick signature

                                      Dr. Karl-Gerhard Eick
                                      Chief Financial Officer
                                      Deutsche Telekom AG

     This letter contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond Deutsche Telekom's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and

                                                        [Continued on next page]
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other risk factors detailed in Deutsche Telekom's reports filed with the
Securities and Exchange Commission (the "Commission"). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this letter. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this letter.

     Investors and security holders are advised to read the proxy statement/prospectus regarding the proposed mergers of VoiceStream Wireless Corporation and Powertel, Inc. with Deutsche Telekom AG, in which VoiceStream and Powertel will become wholly-owned subsidiaries of Deutsche Telekom, which has been filed with the Commission and any amendments thereto because it contains, and any amendments thereto will contain, important information. The proxy statement/prospectus has been filed with the Commission by Deutsche Telekom AG, VoiceStream Wireless Corporation and Powertel, Inc. Security holders may obtain a free copy of the proxy statement/prospectus and other related documents filed by Deutsche Telekom at the Internet worldwide website maintained by the Commission at www.sec.gov, or at the Commission's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. The proxy statement/prospectus and the other documents may also be obtained for free from Deutsche Telekom by contacting Deutsche Telekom,
Attention: Petra Michalscheck, Investor Relations, Friedrich-Ebert-Allee 140, 53113 Bonn, Germany and/or Deutsche Telekom, Inc., Attention: Brigitte Weniger, 280 Park Avenue, 26th Floor, New York, New York 10017 and from MacKenzie Partners, Inc., the Information Agent in connection with the proxy statement/prospectus, 156 Fifth Avenue, New York, New York 10010, toll-free
(800) 322-2885 or collect, (212) 929-5500.
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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    DEUTSCHE TELEKOM AG



Date: March 5, 2001                 BY: /s/ Rolf Ewenz-Sandten
                                        ----------------------------------
                                    Name:   Rolf Ewenz-Sandten
                                    Title:  Assistant Director